EXHIBIT 99.1

ELDORADO AND SINO GOLD ANNOUNCE

BUSINESS COMBINATION

- Building the premier intermediate global gold producer -

High Growth, Low Cost, Pure Gold

Vancouver (Canada) and Sydney (Australia), August 26, 2009 – Eldorado Gold Corporation (“Eldorado”) (TSX:ELD) (NYSE Amex:EGO) and Sino Gold Mining Limited (“Sino Gold”) (ASX:SGX) (SEHK:1862) are pleased to announce that they have signed a Scheme Implementation Deed under which Eldorado proposes to acquire all of the issued and outstanding shares in Sino Gold that it does not currently own via a Scheme of Arrangement (“Scheme”) under Australian law.

Consideration for the transaction will be Eldorado shares, with Sino Gold shareholders offered 0.55 Eldorado shares for each Sino Gold share they own1. The transaction values Sino Gold at approximately A$2.2 billion (C$2.0 billion)2.

The Sino Gold Directors unanimously recommend that Sino Gold shareholders vote in favor of the proposed Scheme, and each Director intends to vote all of the Sino Gold shares they own or control at the date of the Scheme meeting in favour of the Scheme, in the absence of a superior proposal and subject to an independent expert concluding that the Scheme is in the best interests of Sino Gold shareholders.

Eldorado will seek to establish an Australian listing of Eldorado shares through ASX-listed CHESS Depositary Interests (CDIs) such that Sino Gold shareholders can hold the Eldorado shares they receive on the ASX (subject to the right to elect to receive TSX-listed Eldorado shares if they desire).

Highlights of the Transaction

•	Creates the premier intermediate global gold producer with combined market capitalization of approximately C$6.4 billion
•	Establishes Eldorado as the unequivocal leader among international gold producers in China, the world’s largest gold producing country
•

Provides Sino Gold shareholders with continued exposure to China’s growing gold industry as well as diversifying their country risk by gaining exposure to quality gold assets in Turkey and South America

•	Enhances Eldorado’s strategy of creating competitive advantage through dominant locally managed regional businesses in highly prospective geological environments

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1  Ineligible Foreign Shareholders, as defined in the Scheme Implementation Deed, will have the Eldorado shares they would otherwise receive under the scheme issued to a nominee for sale.

2  Based on the closing price of Eldorado shares on the TSX on 25 August 2009 of C$11.96 and the Australian dollar / Canadian dollar exchange rate of 0.9081 at close on 25 August 2009.

•	Reinforces Eldorado’s position as one of the lowest cost, highest growth global gold producers with the addition of Sino Gold’s high quality assets
o	Combined current gold production of 550,000 ounces from 4 new, high quality mines, growing to 850,000 ounces by 2011 from 6 mines
o	Project pipeline and expansion opportunities expected to fuel gold production growth to beyond 1 million ounces by 2013
•	Significantly enhances Eldorado’s management in China with the addition of Sino Gold’s highly talented and successful operations, exploration and business development teams
•	Strong financial position and cash flow to underpin development of the project pipeline and additional growth opportunities
•	Unhedged proven and probable reserves of 12.7 million ounces from 18.8 million ounces of measured and indicated resources, and 5.3 million ounces of additional inferred resources[3]
•	Continues Eldorado’s track record of delivering value to shareholders through proven, operations-focused management

The exchange ratio of 0.55 Eldorado shares for each Sino Gold share represents a value of A$7.244 per share based upon the closing price of Eldorado on the TSX on August 25, 2009 of C$11.96. This represents a premium of:

•	21.3% to the closing price of Sino Gold’s shares on the ASX on August 25, 2009; and
•	32.3% to 30 (trading) day volume weighted average trading price of Sino Gold’s shares on the ASX.

The exchange ratio also represents a premium of 23.8% based on the 30 (trading) day volume weighted average trading prices of Eldorado’s and Sino Gold’s shares on the TSX and ASX respectively5.

After completion of the transaction, current Eldorado shareholders will own approximately 75% of the merged company and current Sino Gold shareholders (excluding Eldorado) will own approximately 25%; including Eldorado as a shareholder, Sino Gold’s ownership would have reached approximately 30%.

Mr. Paul Wright, President & CEO of Eldorado, stated, “Eldorado entered China in the fall of 2004 recognizing that China was quickly emerging as the most important gold producing country in the world. China is blessed with outstanding geological potential, a supportive population and government and a strong mining law. The business combination with Sino Gold enables Eldorado to realize its vision of establishing a leading presence in China. Eldorado and Sino Gold have similar approaches and cultures based on establishing strong regional businesses through empowerment of local management, responsible operations and careful attention to maintaining long-term social license. We look forward to welcoming Sino Gold employees and together continuing to build the leading international gold producer in China.”

Mr. Jake Klein, President & CEO of Sino Gold, added, “This transaction is an exciting opportunity for the Sino Gold shareholders to participate in the creation of a leading intermediate gold producer with an international footprint and exciting prospects. Sino Gold’s view is that the best value creating opportunity for its shareholders is as part of leading low-cost intermediate gold company, and we believe that this merger with Eldorado gives our shareholders exposure to such a company on attractive terms.

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3  Reserves and Resource estimates comprised of amounts calculated under NI 43-101 for Eldorado and amounts estimated under the JORC Code for Sino Gold, on a 100% consolidated basis.

4  Based on the Australian dollar / Canadian dollar exchange rate of 0.9081 at close on August 25, 2009.

5  Calculated using daily closing Australian dollar / Canadian dollar exchange rates over the 30 (trading) day period.

The combined entity will continue to benefit from a strong exposure to China, one of the world’s most prospective gold-producing countries, while benefiting from portfolio diversification across Turkey, Greece and Brazil. The Sino Gold team has worked hard to develop a highly successful business in China and we look forward to the prospect of entering a new development phase through our combination with Eldorado.”

Management Team and Board of Directors

Eldorado will continue to be headquartered in Vancouver, British Columbia. Eldorado’s intention is to retain a significant regional office in Sydney, Australia, on consummation of the Scheme.

Mr. Jake Klein, President & CEO of Sino Gold, will remain in his position until the transaction closes, after which he will provide consultancy services to Eldorado.

The Board of Directors of Eldorado will invite two directors from the board of Sino Gold, including the current Chairman of Sino Gold, James Askew, to join its board.

Scheme Implementation Deed

Sino Gold has entered into a Scheme Implementation Deed with Eldorado under which Sino Gold has agreed to propose a Scheme between Sino Gold and its shareholders for the acquisition of its shares by Eldorado. A summary of the Scheme Implementation Deed is attached to this announcement.

The transaction is subject to the completion of confirmatory due diligence by Eldorado and Sino Gold prior to September 14, 2009. To date, Eldorado has completed extensive technical due diligence (including mine site visits) on Sino Gold.

The transaction is also subject to satisfaction of a number of customary conditions precedent, including the receipt of required regulatory and Australian court approvals, as well as the approval of Sino Gold shareholders. Regulatory approvals include approval by the Australian Foreign Investment Review Board and TSX, NYSE, (and ASX) approvals in respect of the issue of new shares (CDIs) by Eldorado under the Scheme.

The Scheme Implementation Deed contains certain customary terms usual for a transaction of this nature including no shop and no talk provisions, mutual break fee of A$21 million payable in certain circumstances, as well as providing Eldorado the right to match a competing proposal.

Eldorado currently owns 57,968,029 Sino Gold shares, representing 19.8% of the issued and outstanding shares of Sino Gold.

It is Eldorado’s intention to seek a listing of the Eldorado CDIs on the ASX, subject to applicable laws and regulation. In addition, Sino Gold shareholders who are classified as retail shareholders will have the ability to have the Eldorado shares that they would have otherwise received aggregated and sold on their behalf through a share sale facility.

Eldorado also proposes to acquire all outstanding Sino Gold employee options via an options scheme of arrangement under Australian law.

Next Steps

In due course, Sino Gold’s shareholders will receive a Scheme Booklet that will contain full details of the proposed Scheme, including the basis for the Sino Gold Board’s recommendation that shareholders approve the proposed Scheme. Sino Gold will shortly appoint an independent expert to prepare a report on whether the proposed Scheme is in the best interests of Sino Gold’s shareholders. The independent expert’s report will be included in the Scheme Booklet.

It is currently anticipated that Sino Gold will lodge the Scheme Booklet with ASIC in early October. Sino Gold will seek a Court order to convene a meeting of its shareholders to approve the Scheme, expected to be held in late November 2009, with transaction close expected in early to mid December.

Advisors and Counsel for the Transaction

Eldorado’s financial advisor is Macquarie Capital Advisors, its Australian legal advisor is Freehills and its Canadian legal advisor is Fasken Martineau DuMoulin LLP.

Sino Gold’s financial advisor is Goldman Sachs JBWere, its Australian legal advisor is Allens Arthur Robinson and its Canadian legal advisor is Cassels Brock & Blackwell LLP.

Eldorado Conference Call

Eldorado will host a conference call Wednesday, August 26, 2009 to discuss the Eldorado and Sino Gold Business Combination at 11:00 a.m. EDT (8:00 a.m. PDT). You may participate in the conference call by dialing 416-695-6622 in Toronto or 1-800-355-4959 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.

The call will be available on Eldorado’s website. www.eldoradogold.com. A replay of the call will be available until September 2, 2009 by dialing 416-695-5800 or in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 8145153

Sino Gold Conference Call

Sino Gold will host a conference call at 9:30 a.m. AEST on August 27, 2009 to discuss the proposed transaction.

Participants can dial in to the call on +61 2 8212 8410 or 1 800 153 721 toll free in Australia and entering the Participant Pin Code 308867# .

If you wish to listen online, the call will be available live and recorded on the Boardroom Radio website (www.brr.com.au) and a link to the recorded call will be available shortly afterward on www.sinogold.com.au.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

About Sino Gold

Sino Gold is the leading international gold exploration and mining company in China and is listed on the ASX and the SEHK. The 82%-owned Jinfeng Gold Mine in southern China’s Guizhou Province and is now the second largest gold mine in China with 2008 gold production of 151,000 ounces. The 95%-owned White Mountain Gold Mine in northeast China’s Jilin Province commenced commercial gold production in January 2009. The high-grade Eastern Dragon Project in northern China’s Heilongjiang Province has excellent potential to produce very low-cost gold and is being rapidly progressed towards becoming Sino Gold’s third mine.

ON BEHALF OF	ON BEHALF OF
ELDORADO GOLD CORPORATION	SINO GOLD MINING LIMITED

“Paul N. Wright”	“Jake Klein”

Paul N. Wright	Jake Klein
President & Chief Executive Officer	President & Chief Executive Officer

Contact Details

For Investors:

Eldorado Gold Corporation

Paul Wright, President & CEO or

Earl Price, Chief Financial Officer

Phone: 604.687-4018 or 1.888.353.8166

Fax: 604.687.4026

Email info@eldoradogold.com

Eldorado Gold Corporation

1188, 550 Burrard Street

Vancouver, BC V6C 2B5

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Sino Gold Mining Limited:

Jake Klein, President & CEO

Roger Howe, Investor Relations,

+61 2 8259 7000, info@sinogold.com.au

For Media:

Sino Gold Mining Limited:

Kate Kerrison

+61 2 6746 3221, kate@katekerrison.com.au

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Such forward-looking statements or information include, but are not limited to statements or information with respect to the transaction.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the number of shares issued is subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2009 and technical reports filed under the Company’s name at www.sedar.com.

Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions applicable under National Instrument 43-101. There can be no assurance that those portions of such mineral resources that are not mineral reserves will ultimately be converted into mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources)

Note to U.S. Investors. While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Attachment

No-shop and no-talk obligations

The Scheme Implementation Deed contains customary obligations on Sino Gold not to solicit a competing proposal (“No-Shop”) or to respond to any competing proposal (“No-Talk”), in each case prior to the End Date of the Scheme (31 March 2010) or earlier termination of the Deed. The No-Talk does not apply in relation to any proposed third party transaction which was not solicited by Sino Gold where the Board of Sino Gold, acting in good faith, determines after taking written advice from its financial advisors and legal advisors that the third party transaction is or is likely to be reasonably capable of being valued and completed on a timely basis, taking into account all aspects of the third party transaction and the person making it, including without limitation having regard to legal, regulatory and financial matters and any conditions precedent.

Notification obligations and matching rights

Under the Deed, Sino Gold cannot agree to undertake a competing transaction or change its recommendation unless Sino Gold has first provided Eldorado with the identity of the relevant third party; the material terms of the proposed third party transaction; and any material due diligence information provided to the relevant third party that has not either been publicly disclosed or previously provided to the Eldorado, and Sino Gold has given Eldorado not less than 5 business days after provision of those terms to provide a matching or superior deal. Sino Gold is also obliged to notify Eldorado of the fact of an approach from a third party, but not the details of the approach (other than as referred to above).

Break fees

The Deed includes mutual break fees of A$21 million. The break fee obligations are subject to customary triggers, including, in the case of the Sino Gold break fee, where any member of the Sino Gold board changes their recommendation in relation to the transaction (subject to customary exceptions) and where a third party acquires control of Sino Gold. Both break fees are also triggered where there is a material breach of the Deed, a material breach of a warranty, a material adverse change or if certain prescribed occurrences occur. The Sino Gold break fee is not payable merely because Sino Gold shareholders fail to approve the transaction.